Exhibit 99.3

CNOVA N.V.

EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the annual general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Thursday, November 24, 2016, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands (the “EGM”).

Agenda item 2:                                                           Board report for the financial year 2015 (discussion item)

Dutch law requires the board of directors of the Company (the “Board”) to annually prepare a board report, which must give a true and fair view of the position on the balance sheet date of the annual accounts, the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the annual accounts. Under Dutch law, the board report must also be discussed at the annual general meeting of shareholders. The contents of such board report are subject to Dutch law and the Dutch Corporate Governance Code. The Company’s annual report filed with the U.S. Securities and Exchange Commission on Form 20-F for the financial year 2015 (the “Form 20-F”) as prepared by the Board has served as the basis for preparing the Dutch law board report for the financial year 2015 (the “Board Report”).

As communicated by the Company through various press releases and as discussed during the annual general meeting of shareholders of the Company held on June 29, 2016 (the “AGM 2016”), the Company was unable to prepare its Form 20-F, its Board Report and its annual accounts for the financial year 2015 (the “Annual Accounts”) within the prescribed time period before the AGM 2016. Consequently, neither the discussion of the Board Report, nor the agenda items 3 through 6 for this EGM, were on the agenda for the AGM 2016. The Company has now finalized the Annual Accounts and the Board Report and for that reason, the Board has convened the EGM. The Board Report shall be discussed during the EGM.

In its meeting held on October 30, 2014, the general meeting of shareholders of the Company approved the use of the English language for the annual board report, in accordance with section 2:391(1) of the Dutch Civil Code (the “DCC”), and for the balance sheet items in the annual accounts, in accordance with section 2:362(7) of the DCC. As such, and due to the international nature of the Company’s business, the Board Report and the balance sheet items in the Annual Accounts have been prepared in the English language

Agenda item 3:                                                           Disclosure of remuneration in the Board report and the annual accounts for the financial year 2015 (discussion item)

Dutch law requires a discussion of the Company’s disclosure pursuant to sections 2:383c through 2:383e DCC regarding the remuneration of the current and former Board members and employees of the Company. This discussion must constitute a separate item on the agenda prior to the proposal to adopt the

Annual Accounts. For purposes of such discussion, reference is made to the relevant paragraphs of the Board Report and of the Annual Accounts.

Agenda item 4:                                                           Allocation of losses and dividend policy (discussion item)

The Dutch Corporate Governance Code recommends that the Company’s dividend policy (the level and purpose of the addition to the reserves, the amount of the dividend and the type of dividend) be discussed at this EGM.

For the financial year 2015, the Company did not realize any profits. The Board has resolved to charge the losses shown in the Annual Accounts against the Company’s profit reserves.

Agenda item 5:                                                           Adoption of the annual accounts for the financial year 2015 (voting item)

Dutch law requires the Board to annually prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up the Annual Accounts, which were signed by all members of the Board. Dutch law provides that the general meeting of shareholders is the corporate body authorized to formally adopt the Annual Accounts.

As indicated above, the Company has finalized the Annual Accounts, and therefore it is now proposed to the Company’s general meeting of shareholders to adopt the Annual Accounts.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the EGM, to adopt the Annual Accounts drawn up by the Board and signed by all members of the Board.

Agenda item 6:                                                           Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2015 (voting item)

In accordance with Dutch law, if the general meeting of shareholders of the Company adopts the Annual Accounts, such adoption does not automatically release the members of the Board from liability with respect to the performance of their duties during the financial year 2015. Instead, such proposal should be made separate from the proposal to adopt the Annual Accounts. Consequently, it is now proposed to the general meeting of shareholders to release the members of the Board from liability with respect to the performance of their duties during the financial year 2015.

In principle, this proposed release from liability only extends to matters that are disclosed in the Annual Accounts or have otherwise been disclosed to the general meeting of shareholders (whether or not in Form 20-F).

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the EGM, to release the members of the Board from liability with respect to the performance of their duties during the financial year 2015.

The Board of Directors

October 13, 2016